

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 31, 2008

Mr. Robert A. Schiffner
Chief Financial Officer
Campbell Soup Company
Campbell Place
Camden, New Jersey 08103

Re: Campbell Soup Company
Form 10-K for Fiscal Year Ended July 29, 2007
Filed September 26, 2007
Schedule 14
Filed October 10, 2007
Form 10-Q for Fiscal Quarter Ended October 28, 2007
Filed December 5, 2007
File No. 001-03822

Dear Mr. Schiffner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 29, 2007

Management's Discussion and Analysis of Results of Operations and Financial
Condition, page 10

Results of Operations, page 10

General

1.   Please expand your discussion in your MD&A to:

   - discuss decisions concerning trends, demands, commitments, events and
     uncertainties that involve consideration of financial, operational and other
     information known to the company; and
   - provide analysis of known material trends, events, demands, commitments
     and uncertainties.

As an example, we note your decision to look at strategic alternatives for Godiva
Chocolatier and to expand your operations into China and Russia. Please explain
the effect you expect that the sale of Godiva will have on your continuing
operations. Similarly, please explain the effect you expect that the expansion into
China and Russia will have on your operations including in regard to your costs,
revenues and capital expenditures. Refer to Items 501.12.b.1, b.3 and b.4 of the
Codification of Financial Reporting Policies.

2.   We note your disclosure that "During the first quarter of 2007, the company
completed its previously announced program utilizing $620 million of the net
proceeds to repurchase shares;" and that the "pro forma impact on 2006 of
utilizing those proceeds to repurchase 17 million shares (based on the average
stock price in the first quarter) and reduce shares outstanding in the calculation of
Earnings per share from continuing operations would have resulted in a $.07
increase in Earnings per share from continuing operations." In addition to this
pro forma disclosure, please expand your discussion to explain the impact that the
Agreements had on your basic and diluted earnings per share for the periods
presented.

Liquidity and Capital Resources, page 16

3.   We note your statement that your capital expenditures will increase to $400
million for 2008 from $334 million in 2007.   Please explain why.

<u>Controls and Procedures, page 46</u>

4.   You indicate that your disclosure controls and procedures are "effective, and are reasonably designed to ensure that all material information relating to the company (including its consolidated subsidiaries) required to be included in the company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." Please note that Item 307 of Regulation S-K requires you to disclose your officer's conclusions regarding the effectiveness of your disclosure controls and procedures as that term is defined in Rule 13a-15(e) of the Exchange Act. The definition in Rule 13a-15(e) is more comprehensive than that included in your disclosure. Specifically, the term disclosure controls and procedures "means controls and procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Your officer's conclusion does not state whether your disclosure controls and procedures are effective at accomplishing these items. Please revise your officer's conclusion to state whether your disclosure controls and procedures are effective at accomplishing all of the items included within the definition of disclosure controls and procedures as defined in Rule 13a-15(e) of the Exchange Act. This comment also applies to your Form 10-Q for the fiscal quarter ended October 28, 2007.

5.   We further note your disclosure indicates that your disclosure controls and procedures "are reasonably designed." Please confirm, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your relevant officers have concluded that your disclosure controls and procedures are effective at the reasonable assurance level and so state or otherwise advise. This comment also applies to your Form 10-Q for the fiscal quarter ended October 28, 2007.

Form 10-Q for the Fiscal Quarter Ended October 28, 2007

Management's Discussion and Analysis of Results of Operations and Financial
Condition, page 16

Operating Earnings, page 18

6.   We note that you state that your earnings in the US Soup, Sauces and Beverages
        segment decreased 4% in 2008 versus 2007 primarily due to the cost of inflation.
        Please provide an analysis of this trend and how you anticipate it will affect your
        earnings in the future.

Controls and Procedures, page 25

7.   You disclose that "except as described below, there were no changes in the
        company's internal control over financial reporting that materially affected, or are
        reasonably likely to materially affect, such internal control over financial
        reporting." Please revise your disclosure to state clearly, if correct, that there
        were changes in your internal control over financial reporting that occurred
        during this quarter that have materially affected, or are reasonably likely to
        materially affect, your internal control over financial reporting. In this regard, we
        do not believe the guidance in Item 308(c) of Regulation S-K allows for such
        qualifying language in the disclosure.

4.   Please also provide an evaluation of the changes in your internal controls over
        financial reporting that occurred during the quarter as required by Item 308(c) of
        Regulation S-K. Refer to Item 4 of Form 10-Q.

Schedule 14, Filed October 10, 2007

8.   Please confirm in writing that you will comply with the following comments in all
        future filings. Provide us also with an example of the disclosure you intend to
        use. Please understand that after our review of your responses, we may raise
        additional comments.

Compensation Discussion and Analysis

Base Salary, page 21

9.   You state that in determining individual salaries, the Committee considers
        individual contributions and business performance, among other things. Identify
        the actual performance factors or goals that you consider in setting base salary
        and discuss whether, for each named executive officer, he or she met those goals.

Annual Incentive Plan, page 21

10.   We note your statement that if the 162(m) performance goal is achieved, the
        Committee can exercise negative discretion in determining annual incentive
        awards to executive officers based upon the executive officer's business unit or
        function performance, and his or her individual performance. Please:

        •   clarify how these performance goals relate to the scorecard approach you
            also describe;
        •   identify the actual performance factors or goals that you consider in
            setting the annual incentive, and discuss whether, for each named
            executive officer, he or she met those goals; and
        •   explain what you mean by "negative discretion," and whether the
            Committee has ever exercised negative discretion to reduce an award to a
            named executive officer.

Perquisites, page 25

11.   You state that perquisite payments are appropriate to reimburse executives for
        financial and tax planning services and "other purposes." Describe what these
        other purposes may be and state whether there is any limit on the perquisite
        payments you may make under the plan.

Severance Plans, page 25

12.   Describe and explain how you determined the appropriate payment and benefit
        levels under the various circumstances that trigger payment or provision of
        benefits under the severance plans. See Item 402(b)(1)(v) and 402(j)(3) of
        Regulation S-K.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director